WARDROP

March 27, 2008

Board of Directors,
Eldorado Gold Corporation

Subject Eldorado Gold Corporation / Efemçukuru Project

To the Board of Directors of Eldorado Gold Corporation:

I, Andre de Ruijter, P.Eng., of Wardrop Engineering Inc., consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2008 for the year ended December 31, 2007, of the description of the report titled "Technical Report on the Efemçukuru Project" and dated "August 1, 2007" and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the "Technical Report on the Efemçukuru Project" and to the use of my name in this annual report as a named expert.

Dated this 27th day of March, 2008

SIGNED

Andre de Ruijter,P.Eng.
Senior Metallurgist
Wardrop Engineering Inc.

WARDROP

March 27, 2008

Board of Directors,
Eldorado Gold Corporation

Subject Eldorado Gold Corporation / Efemçukuru Project

To the Board of Directors of Eldorado Gold Corporation:

I, Andy Nichols, P.Eng., of Wardrop Engineering Inc., consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2008 for the year ended December 31, 2007, of the description of the report titled "Technical Report on the Efemçukuru Project" and dated "August 1, 2007" and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the "Technical Report on the Efemçukuru Project" and to the use of my name in this annual report as a named expert.

Dated this 27th day of March, 2008

SIGNED

Andy Nichols, P.Eng.
Chief Mining Engineer
Wardrop Engineering Inc.

WARDROP

March 27, 2008

Board of Directors,
Eldorado Gold Corporation

Subject Eldorado Gold Corporation / Efemçukuru Project

To the Board of Directors of Eldorado Gold Corporation:

I, Richard Alexander, P.Eng., of RPM Technical Services Ltd., consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2008 for the year ended December 31, 2007, of the description of the report titled "Technical Report on the Efemçukuru Project" and dated "August 1, 2007" and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the "Technical Report on the Efemçukuru Project" and to the use of my name in this annual report as a named expert.

Dated this 27th day of March, 2008

SIGNED

Richard Alexander, P.Eng.
Senior Mechanical Consulting Engineer
RPM Technical Services Ltd.